Kirill Basin

Summary

Kirill Basin has been actively involved in healthcare and recovery services, holding the position of Vice President of Operations at Just Home Health Care Services since 2020 and co-founding Loosid in 2017.

Work History

1. Just Home Health Care Services
    - Position: Vice President of Operations
    - Years Active: 2020 - Present
    - Kirill Basin serves as the Vice President of Operations at Just Home Health Care Services, where he is responsible for overseeing daily operations and ensuring the delivery of high-quality care.

2. Loosid
    - Position: Co-Founder
    - Years Active: 2017 - Present
    - Kirill Basin co-founded Loosid in 2017, a sobriety app designed to support individuals in recovery from addiction.